Exhibit (e)(20)

Stemline Therapeutics, Inc.
750 Lexington Avenue, 11th Floor
New York, NY 10022
www.stemline.com

March 1, 2017

PERSONAL & CONFIDENTIAL

Robert Francomano

Re:          Employment with Stemline Therapeutics, Inc.

Dear Robert:

We are delighted to transition your full-time consulting position which commenced on September 19, 2016, to full employment with an offer to join Stemline Therapeutics, Inc. (the “Company”).  Your start date will be March 1, 2017 (“Start Date”), and your employment will be on the following terms and conditions:

1.             Title: Responsibilities.  Your position will be Vice President, Global Head of Commercial Operations, which is a full-time position.  You will report directly to the Chief Operating Officer of the Company.  In this position, you shall perform duties as assigned by your supervisor that are commensurate with this position.  Some such duties may include: execution and oversight of a potential commercial launch of SL-401; recruitment and hiring of a sales force and commercial operations support team; pricing strategies for SL-401; market research; reimbursement and patient access; commercial strategic planning; government compliance and all other tasks assigned to you by the Chief Operating Officer or his/her supervisors.

2.             At-Will Employment.  You will be employed on an at-will basis, which means that either you or the Company can terminate the employment relationship at any time and for any reason or no reason; provided, however, that you agree to provide the Company with three (3) weeks advance written notice if you elect to resign from your employment with the Company.  Upon your separation from employment for any reason, you will not be entitled to any compensation, bonuses, benefits or payments other than for payment of obligations previously accrued and owing through the date of your separation from employment.

3.             Extent of Service.  During your employment, you shall devote your full business time, attention, energy and best efforts to the business and affairs of the Company and you shall not engage in any activity that is harmful to the business, reputation or best interests of the Company.

4.             Compensation.

(a)           Base Salary.  Your base salary will be $325,000 per annum, less withholdings and deductions required and/or permitted by law, payable periodically on the same schedule as other full-time employees of the Company.

(b)           Discretionary Annual Bonus.  You will be eligible to receive an annual discretionary bonus in an amount to be determined in the sole discretion of the Company, which amount may be up to thirty-five percent (35%) of your base salary then in effect, subject to your achievement of performance goals established by the Company’s senior management in their sole discretion, the attainment of which shall be determined by the Company’s Chief Executive Officer (“CEO”) in his or her sole discretion.  Your receipt of a discretionary bonus for any calendar year is contingent upon your remaining in the active employ of the Company through the day the bonus is paid.  If any discretionary bonus is awarded for 2016, it will be pro-rated from your Start Date of September 19, 2016, through December 31, 2016.

5.             Expense Reimbursement.  You will be entitled to reimbursement of all reasonable and properly documented expenses incurred by you in the performance of your duties, provided such expenses are approved by the Company’s management and submitted for reimbursement in accordance with the Company’s policies.

6.             Benefits.  You will be eligible to participate in all employee benefit plans and perquisite plans and policies which the Company may, in its sole discretion, make available to its similarly situated employees, whether such benefits are now in effect or hereafter adopted, subject to the terms and conditions of each such plan or policy.  Subject to applicable law, the Company may alter, modify, add to or delete its employee benefit plans and its perquisite plans and policies at any time as it, in its sole judgment, determines to be appropriate, without recourse by you.

7.             Vacation.  Beginning on your Start Date, you will be entitled to four (4) weeks paid vacation annually, to be administered consistent with the Company’s policies regarding vacation.  Unless otherwise required by applicable law, vacation may not be carried over from year to year.  In the event of your termination or resignation for any reason, you will not be paid out for accrued, unused vacation unless otherwise required by applicable law.

8.             Inventions, Non-Competition and Non-Disclosure Agreement.  As a condition of your employment, you are required to execute an Inventions, Non-Competition and Non-Disclosure Agreement.  I have enclosed two copies of the Inventions, Non-Competition and Non-Disclosure Agreement for your review and signature.  Please sign and return to me one copy of the Inventions, Non-Competition and Non-Disclosure Agreement and this letter.  The other copy is for your files.

9.             Non-Disparagement.  As a condition of your employment, you agree that during your employment and following the termination of your employment for any reason, you will not make any derogatory or disparaging statements about the Company or its products, services, business, or employment practices, regardless of the truth or falsity of such statements, except to the extent required by law or compelled through valid legal process.

10.          Verification.  Your employment is contingent upon our receipt of proof of your identification and work authorization as required by the U.S. Immigration Reform and Control Act.  You hereby represent and warrant that you are not subject to any agreement, understanding or other duty that would restrict or hinder the performance of your duties as an employee of the Company, including, but not limited to, any confidentiality, noncompetition or nonsolicitation agreement or understanding.

11.          Entire Agreement.  This letter and the Inventions, Non-Competition and Non-Disclosure Agreement provided with this letter set forth the terms and conditions of your employment with the Company and supersede any prior agreements or representations made regarding your employment, including, but not limited to, any representations made during your recruitment, interviews and pre-employment negotiations or discussions (whether written or oral).

12.          Amendment.  No amendment or other modification of this letter shall be effective unless in writing and signed by the Company and you.

13.          Severability; Reformation.  In the event any court of competent jurisdiction shall find that any provision of this letter is not enforceable in accordance with its terms, the invalid or unreasonable term shall be redefined, or a new enforceable term provided, such that the intent of you and the Company in agreeing to the provisions of this letter will not be impaired and the provision in question shall be enforceable, to the fullest extent of the applicable laws.  Further, should any part or provision of this letter be held invalid, void or unenforceable in any court of competent jurisdiction, such invalidity, voidness or unenforceability shall not render invalid, void or unenforceable any other part or provision of this letter.

14.          Governing Law; Forum.  This letter shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to any choice of law principle that would dictate the application of the laws of another jurisdiction.  You and the Company agree that the courts of competent jurisdiction in the State of New York shall be the sole and exclusive forum for litigating any dispute arising in connection with this letter and/or your employment with the Company or separation therefrom, and you hereby consent to the personal jurisdiction of such courts for such purposes.

Again, we look forward to having you join us.  If you elect to accept employment on the terms and conditions set forth herein, please sign and return a copy of this letter to me along with an executed version of the Inventions, Non-Competition and Non-Disclosure Agreement.  If you have any questions, please feel free to call me at 646-502-2302.

Very truly yours,

STEMLINE THERAPEUTICS, INC.

	By:	/s/ Ken Hoberman
Name: Ken Hoberman
Title: Chief Operating Officer

Agreed to and accepted by:

Name

/s/ Robert Francomano
Robert Francomano

Date: 3/1/2017